



SEC MAIL PROCESSING
RECEIVED
AUG 27 2007
WASH. DC
196
SECTION

SEC 07008163 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 30840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A. M. Oppenheimer Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 Silverado
(No. and Street)

La Jolla (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sonnenberg & Company, CPAs
(Name – *if individual, state last, first, middle name*)

5190 Governor Drive, Suite 201, San Diego, CA 92122
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Allen M. Oppenheimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.M. Oppenheimer Securities, Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Diego

Subscribed and sworn to before me on this 22nd day of August, 2007, by Allen M. Oppenheimer

~~Notary Public~~

Signature

PRESIDENT

Title


KHOA HOANG
Commission # 1540897
Notary Public - California
San Diego County
My Comm. Expires Jan 2, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.M. OPPENHEIMER INC.

1150 Silverado
La Jolla, California 92037
(858) 454-3279


RECEIVED
AUG 27 2007
WASH. D.C.
160

August 22, 2007

Mr. Robert Lettice
Compliance Examiner
FINRA
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071

Dear Mr. Lettice:

As discussed, enclosed is a new completed Form X-17A-5 Part III Facing Page for the annual filing of the Audited Financial Statements of A. M. Oppenheimer Securities, Inc. for the year ended June 30, 2007. As stated in your letter dated August 20, 2007, the signature on the Oath or Affirmation to the annual audit which was submitted did not include an original signature.

The new completed Form X-17A-5 Part III does include an original signature on the Oath or Affirmation. Please include this new completed Form X-17A-5 Part III Facing Page as part of the annual filing of the audited financial statements of A. M. Oppenheimer Securities, Inc. for the year ended June 30, 2007 which were submitted to FINRA and the SEC.

The new completed Form X-17A-5 Part III Facing Page with the original signature on the Oath or Affirmation is also being sent to the SEC Regional Office (Los Angeles) and two copies with the original signature are being sent to the SEC Washington D.C. Office.

Thank You.

Sincerely,

Allen M. Oppenheimer
President
A. M. Oppenheimer Securities, Inc.

Cc: Sonnenberg & Company, CPAs
5190 Governor Drive, Suite 201
San Diego, CA 92122

END